FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of May 2024

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Consolidated Results of Operations (US GAAP), Fourth quarter, year ended March 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: May 2, 2024	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

NOMURA Connecting Markets East & West We aspire to create a better world by harnessing the power of financial markets Consolidated Results of Operations Fourth quarter, year ended March 2024 (US GAAP) Nomura Holdings, Inc. 813479 STAMP 4 April 2024 © Nomura

NOMURA Outline Presentation Financial Supplement ï¬ Executive summary (p. 2-3) ï¬ Consolidated balance sheet (p. 17) ï¬ Overview of results (p. 4) ï¬ Value at risk (p. 18) ï¬ Business segment results (p. 5) ï¬ Consolidated financial highlights (p. 19) ï¬ Retail (p. 6-8) ï¬ Consolidated income (p. 20) ï¬ Investment Management (p. 9-10)ï¬ Main revenue items (p. 21) ï¬ Wholesale (p. 11-13) ï¬ Consolidated results: Income (loss) before income taxes by segment and region (p. 22) ï¬ Non-interest expenses (p. 14) ï¬Segment “Other” (p. 23) ï¬Robust financial position (p. 15) ï¬Retail related data (p. 24-27) ï¬Investment Management related data (p. 28-29) ï¬Wholesale related data (p. 30) ï¬Number of employees (p. 31) 813479

# Executive summary (1/2)

NOMURA

## FY2023/24 full year highlights

- **Income before income taxes: Y273.9bn (+83% YoY); Net income[1]: Y165.9bn (+79% YoY); EPS[2]: Y52.69; ROE: 5.1%**
- **Three segment income before income taxes of Y236.8bn (+123% YoY) underpinned by gains across all divisions**
- **Retail income before income taxes at highest level in eight years since FY2015/16**
  - Made progress in stabilizing our earnings structure with higher recurring revenue from shift to asset management recurring business and lower cost base
- **Steady growth in Investment Management asset management business**
  - Net inflows of Y3.8trn and assets under management of Y89trn both trending above FY2024/25 KPI targets; Investment gain/loss doubled YoY
- **Wholesale performance picked up momentum in 2H**
  - Global Markets net revenue increased 8% YoY on improved performance in Spread Products and Equity Products
  - Investment Banking reported revenue growth across all businesses, notably in Japan-related ECM and Advisory, lifting net revenue to highest level since comparisons possible in FY2016/17
- **Dividend per share:** Year-end Y15; Annual Y23

| | FY2023/24 Full year | FY2022/23 Full year | YoY |
|---|---|---|---|
| Net revenue | Y1,562.0bn | Y1,335.6bn | 17% |
| Income (loss) before income taxes | Y273.9bn | Y149.5bn | 83% |
| Net income (loss)[1] | Y165.9bn | Y92.8bn | 79% |
| EPS[2] | Y52.69 | Y29.74 | 77% |
| ROE[3] | 5.1% | 3.1% | |

| Income (loss) before income taxes: Business segment results | FY2023/24 Full year | FY2022/23 Full year | YoY |
|---|---|---|---|
| Retail | Y122.7bn | Y33.5bn | 3.7x |
| Investment Management | Y60.2bn | Y43.5bn | 38% |
| Wholesale | Y53.9bn | Y29.4bn | 84% |
| Three segment total | Y236.8bn | Y106.4bn | 123% |
| Other | Y47.4bn | Y73.4bn | -35% |
| Unrealized gain (loss) on investments in equity securities held for operating purposes | -Y10.3bn | -Y30.3bn | - |
| Income (loss) before income taxes | Y273.9bn | Y149.5bn | 83% |

2

*1. Net income (loss) attributable to Nomura Holdings shareholders. 2. Diluted net income (loss) attributable to Nomura Holdings shareholders per share.*

NOMURA

# Executive summary (2/2)

## FY2023/24 4Q highlights

- **Net revenue: Y445.1bn (+11% QoQ); Income before income taxes: Y92.1bn (+17% QoQ); Net income[1]: Y56.8bn (+12% QoQ); EPS[2]: Y18.02; ROE[3] : 6.8%**

- **Three segment income before income taxes of Y77.1bn (+9% QoQ); Retail earnings momentum has continued since bottoming out in FY2022/23 1Q, while asset management business in Investment Management performed strongly**

  - Retail
    - ✓ Stable recurring revenue at record high, while flow revenue grew on the back of improved investor sentiment driven by Japan stock market rally and start of new NISA scheme
    - ✓ Income before income taxes at highest level since FY2015/16 1Q as revenues grew QoQ and we kept costs down

  - Investment Management
    - ✓ Asset management business remains strong; Net inflows lifted AuM to record high of Y89trn, while stable business revenue was at highest level since division established in April 2021 when comparisons possible

  - Wholesale
    - ✓ Global Markets reported stronger revenues QoQ across all regions, while Investment Banking booked highest quarterly revenues since FY2016/17 when comparisons possible
    - ✓ Higher variable costs in line with performance, a loss provision arising from settlement failures with a broker counterparty (approx. Y14bn), and year-end factors resulted in higher expenses QoQ

## Income (loss) before income taxes and net income (loss)[1]

**Groupwide** (billions of yen)



Income (loss) before income taxes
Net income (loss)
11.7
31.5
83.6
22.7
46.3
56.7
78.7
92.1
1.7
16.8
66.9
7.4
23.3
35.2
50.5
56.8
FY2022/23
FY2023/24
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q

**Three segment income (loss) before income taxes**



Wholesale
Investment Management
Retail
18.5
31.2
44.7
11.9
28.7
60.5
70.5
77.1
FY2022/23
FY2023/24
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q

1. Net income (loss) attributable to Nomura Holdings shareholders.
2. Diluted net income (loss) attributable to Nomura Holdings shareholders per share.
3. Calculated using annualized net income attributable to Nomura Holdings shareholders for each period.

3

Overview of results NOMURA Highlights (billions of yen, excluding EPS and ROE) FY2022/23 FY2023/24 FY2022/23 FY2023/24 4Q 1Q 2Q 3Q 4Q QoQ YoY Full year Full year YoY Net revenue 324.9 348.9 367.8 400.2 445.1 11% 37% 1,335.6 1,562.0 17% Non-interest expenses 302.2 302.6 311.0 321.5 353.0 10% 17% 1,186.1 1,288.2 9% Income (loss) before income 22.7 46.3 56.7 78.7 92.1 17% 4.1x 149.5 273.9 83% taxes Net income (loss)1 7.4 23.3 35.2 50.5 56.8 12% 7.7x 92.8 165.9 79% EPS2 Y2.34 Y7.40 Y11.21 Y16.10 Y18.02 12% 7.7x Y29.74 Y52.69 77% ROE3 0.9% 2.9% 4.3% 6.2% 6.8% 3.1% 5.1% 1. Net income (loss) attributable to Nomura Holdings shareholders. 2. Diluted net income (loss) attributable to Nomura Holdings shareholders per share. 3. Calculated using annualized net income attributable to Nomura Holdings shareholders for each period.

# Business segment results

NOMURA

## Net revenue and income (loss) before income taxes

(billions of yen)

| | | FY2022/23 | FY2023/24 | | | | | | FY2022/23 | FY2023/24 | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | 4Q | 1Q | 2Q | 3Q | 4Q | QoQ | YoY | Full year | Full year | YoY |
| Net revenue | Retail | 75.3 | 92.1 | 98.9 | 102.6 | 108.8 | 6% | 44% | 300.2 | 402.4 | 34% |
| | Investment Management | 37.8 | 26.5 | 45.1 | 38.9 | 43.6 | 12% | 15% | 128.6 | 154.1 | 20% |
| | Wholesales | 178.8 | 190.9 | 204.1 | 217.0 | 254.2 | 17% | 42% | 772.4 | 866.1 | 12% |
| | Subtotal | 292.0 | 309.4 | 348.1 | 358.6 | 406.5 | 13% | 39% | 1,201.1 | 1,422.7 | 18% |
| | Other* | 37.9 | 43.8 | 17.0 | 54.6 | 34.4 | -37% | -9% | 164.7 | 149.7 | -9% |
| | Unrealized gain (loss) on investments in equity securities held for operating purpose | -4.9 | -4.3 | 2.7 | -13.0 | 4.2 | - | - | -30.3 | -10.3 | - |
| | Net revenue | 324.9 | 348.9 | 367.8 | 400.2 | 445.1 | 11% | 37% | 1,335.6 | 1,562.0 | 17% |
| Income (loss) before income taxes | Retail | 9.8 | 22.9 | 29.0 | 31.9 | 38.8 | 21% | 3.9x | 33.5 | 122.7 | 3.7x |
| | Investment Management | 16.4 | 3.6 | 23.2 | 15.6 | 17.8 | 14% | 9% | 43.5 | 60.2 | 38% |
| | Wholesale | -14.2 | 2.1 | 8.3 | 23.0 | 20.6 | -10% | - | 29.4 | 53.9 | 84% |
| | Subtotal | 11.9 | 28.7 | 60.5 | 70.5 | 77.1 | 9% | 6.5x | 106.4 | 236.8 | 123% |
| | Other* | 15.7 | 21.9 | -6.5 | 21.2 | 10.8 | -49% | -31% | 73.4 | 47.4 | -35% |
| | Unrealized gain (loss) on investments in equity securities held for operating purpose | -4.9 | -4.3 | 2.7 | -13.0 | 4.2 | - | - | -30.3 | -10.3 | - |
| | Income (loss) before income taxes | 22.7 | 46.3 | 56.7 | 78.7 | 92.1 | 17% | 4.1x | 149.5 | 273.9 | 83% |

*Additional information on "Other" (4Q)

- Loss related to economic hedging (Y40m)
- Gain on changes to own and counterparty credit spreads related to Derivatives (Y100m)

5

# Retail

NOMURA

## Net revenue and income before income taxes

| (billions of yen) | Full year | | Quarter | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | FY22/23 | FY23/24 | FY22/23 | FY2023/24 | | | | QoQ | YoY |
| | | | 4Q | 1Q | 2Q | 3Q | 4Q | | |
| Net revenue | 300.2 | **402.4** | 75.3 | 92.1 | 98.9 | 102.6 | **108.8** | 6% | 44% |
| Non-interest expenses | 266.7 | **279.7** | 65.5 | 69.1 | 69.9 | 70.7 | **70.0** | -1% | 7% |
| Income before income taxes | 33.5 | **122.7** | 9.8 | 22.9 | 29.0 | 31.9 | **38.8** | 21% | 3.9x |

## Net revenue



(billions of yen)
Flow Revenue, etc.²
Recurring Revenue¹
400.0
300.0
200.0
100.0
0.0
120.0
100.0
80.0
60.0
40.0
20.0
0.0

| | Full year | | Quarter | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | FY22/23 | FY23/24 | FY22/23 | FY2023/24 | | | | QoQ | YoY |
| | | | 4Q | 1Q | 2Q | 3Q | 4Q | | |
| Recurring revenue[1] | 134.4 | **153.5** | 33.5 | 34.2 | 38.9 | 38.6 | **41.8** | 8% | 25% |
| Flow revenue, etc[2] | 165.8 | **248.9** | 41.8 | 57.8 | 60.1 | 64.0 | **67.0** | 5% | 60% |
| Net revenue | 300.2 | **402.4** | 75.3 | 92.1 | 98.9 | 102.6 | **108.8** | 6% | 44% |

## Key points

**Full year**

- Net revenue: Y402.4bn (+34% YoY)
- Income before income taxes: Y122.7bn (3.7x YoY)
  - Income before income taxes at eight-year high as we made progress in stabilizing our earnings structure driven by higher recurring revenue from shift to asset management recurring business and lower cost base
  - Flow revenue increased 50% YoY as we successfully realigned our Partners at the start of the fiscal year to better meet client needs and the market rally acted as a tailwind
  - Recurring revenue assets and flow business client numbers above FY2024/25 KPI target

**Fourth quarter**

- Net revenue: Y108.8bn (+6% QoQ; +44% YoY)
- Income before income taxes: Y38.8bn (+21% QoQ; 3.9x YoY)

  Recurring revenue
  - Stable recurring revenue at record high; Recurring revenue cost coverage ratio increased to 60%
  - Net inflows helped lift recurring revenue assets to record high of Y23trn

  Flow revenue, etc.
  - Stock trading and investment trust sales grew significantly as investor sentiment improved on the back of the Japan stock market rally and start of the new NISA scheme

| Growth of client assets | FY2023/24 3Q | FY2023/24 4Q |
|---|---|---|
| - Investment trust net inflows[3] | +Y15.6bn | +Y215.8bn |
| - Discretionary investment net inflows[3] | +Y4.9bn | +Y6.4bn |
| - Net inflows of cash and securities[4] | +Y1,220.2bn | -Y655.5bn |
| - Recurring revenue cost coverage ratio[5] | 55% | 60% |

*1. Revenue from client assets and ongoing revenue (investment trusts, discretionary investments, insurance, loans, level fee assets, etc.). Revised figures from before FY2022/23 4Q.*
*2. Revenue from transactions (brokerage revenue, consulting-related revenue), interest income, etc. other than from loans. 3. Retail channels and Japan Wealth Management Group.*
*4. Cash and securities inflows minus outflows, excluding regional financial institutions. 5. Recurring revenue divided by non-interest expenses.*

6

# Retail: Strong sales growth across broad range of products and services

NOMURA

## Total Sales[1]



7000.0
6000.0
5000.0
4000.0
3000.0
2000.0
1000.0
0.0
Discretionary investments, Insurance products
Investment trusts
Bonds
Stocks

| (billions of yen) | FY2022/23 | FY2023/24 | | | |
|---|---|---|---|---|---|
| | 4Q | 1Q | 2Q | 3Q | 4Q |
| Stocks | 2,669.6 | 2,788.5 | 3,484.8 | 3,146.7 | **4,491.3** |
| Bonds[2] | 656.5 | 651.5 | 746.8 | 617.8 | **749.3** |
| Investment trusts | 382.1 | 597.4 | 619.8 | 605.0 | **764.2** |
| Discretionary investments | 82.8 | 101.1 | 126.0 | 118.9 | **125.5** |
| Insurance | 87.2 | 120.9 | 120.5 | 164.9 | **82.0** |
| Total sales[1] | 3,878.2 | 4,259.4 | 5,097.9 | 4,653.4 | **6,212.2** |

**Total sales[1] increased 33% QoQ**

- Stocks: +43% QoQ
  - Primary stock subscriptions[1] slowed QoQ (Y88.5bn; -77% QoQ), while secondary sales of stocks grew substantially on the back of the Japan stock market rally and growing investment momentum
- Bonds: +21% QoQ
  - Higher sales of foreign bonds driven by primary transactions
- Investment trusts: +26% QoQ
  - Investment trust sales increased driven by newly launched private asset funds and global equity funds
- Discretionary investments: +6% QoQ
  - SMA contracts increased QoQ
- Insurance: -50% QoQ
  - Sales remained robust despite slowing from particularly strong 1Q – 3Q

## Top selling investment trusts (Jan. – Mar. 2024)

1. Blackstone Private Equity Strategies Fund
2. Alliance Bernstein US Growth Equity Fund
3. Nomura Global Sector Investment Series (Global Semiconductor Investment)

*1. Retail channels, Japan Wealth Management Group, Net & Call, Hotto Direct.*
*2. Following a revision to the scope of bond sales, figures prior to FY2023/24 1Q have been reclassified to meet the new definition.*

7

# Retail: KPI summary

NOMURA

## Net inflows of recurring revenue assets[1]

- Ongoing net inflows of recurring revenue assets driven by investment trusts, loans and insurance



(billions of yen)
Retail total
Excluding Corporate section
250.0
200.0
150.0
100.0
50.0
0.0
65.4
72.3
33.9
115.2
128.6
156.5
51.4
151.5
103.5
235.3
FY2022/23
FY2023/24
4Q
1Q
2Q
3Q
4Q

## Recurring revenue assets and recurring revenue[2]



(trillions of yen)
(billions of yen)
Recurring revenue assets
Recurring revenue (rhs)
25.0
20.0
15.0
10.0
45.0
40.0
35.0
30.0
25.0
20.0
33.5
34.2
38.9
38.6
41.8
18.7
20.3
20.2
21.0
23.0
FY2022/23
FY2023/24
Mar/4Q
Jun/1Q
Sep/2Q
Dec/3Q
Mar/4Q

## Flow business clients

(thousands)

- Benefits of realigning Sales Partners combined with stock market rally and growing momentum for investments due to new NISA, resulting in an increase in trading including trading initiated by clients
- Trending above FY2024/25 KPI target of 1.46 million



1,800
1,600
1,400
1,200
1,000
800
600
400
896
1,247
1,456
1,692
809
1,075
1,268
1,446
FY2022/23
FY2023/24
Jun
Sep
Dec
Mar

## Services for salaried employees

(thousands)

- Growing ahead of target as we build out our workplace services offering



3,800
3,600
3,400
3,200
3,000
3,489
3,555
3,565
3,597
3,627
FY2022/23
FY2023/24
Mar
Jun
Sep
Dec
Mar

1. *Total excludes investment trust distributions, and investment trust net inflows in level fee accounts. Figures for FY2023/24 1Q have been revised following a change in definition of net inflows of recurring assets.*
2. *Revenue from client assets and ongoing revenue (investment trusts, discretionary investments, insurance, loans, level fee assets, etc.). Revised figures from before FY2022/23 4Q.*

8

NOMURA

# Investment Management

## Net revenue and income (loss) before income taxes

| (billions of yen) | Full year | | Quarter | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | FY22/23 | FY23/24 | FY22/23 | FY2023/24 | | | | QoQ | YoY |
| | | | 4Q | 1Q | 2Q | 3Q | 4Q | | |
| Net revenue | 128.6 | **154.1** | 37.8 | 26.5 | 45.1 | 38.9 | **43.6** | 12% | 15% |
| Non-interest expenses | 85.1 | **93.9** | 21.5 | 22.9 | 21.9 | 23.3 | **25.8** | 10% | 20% |
| Income (loss) before income taxes | 43.5 | **60.2** | 16.4 | 3.6 | 23.2 | 15.6 | **17.8** | 14% | 9% |

## Breakdown of net revenue

(billions of yen)


150.0
100.0
50.0
0.0
60.0
40.0
20.0
0.0
-20.0

| | Full year | | Quarter | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | FY22/23 | FY23/24 | FY22/23 | FY2023/24 | | | | QoQ | YoY |
| | | | 4Q | 1Q | 2Q | 3Q | 4Q | | |
| Business revenue[1] | 120.7 | **137.2** | 28.7 | 32.5 | 33.4 | 33.3 | **38.0** | 14% | 32% |
| Investment gain/loss[2] | 7.9 | **16.9** | 9.1 | -6.0 | 11.7 | 5.6 | **5.6** | -1% | -39% |
| Net revenue | 128.6 | **154.1** | 37.8 | 26.5 | 45.1 | 38.9 | **43.6** | 12% | 15% |

## Key points

**Full year**

- Net revenue: Y154.1bn (+20% YoY)
- Income before income taxes: Y60.2bn (+38% YoY)
  - Stable business revenue continued to grow steadily increasing 14% YoY
    - Net inflows (Y3.8trn) and assets under management (Y89trn) both trending above FY2024/25 KPI target
  - Investment gain/loss doubled driven by significant improvement in American Century Investments (ACI) related valuation gain/loss

**Fourth quarter**

- Net revenue: Y43.6bn (+12% QoQ; +15% YoY)
- Income before income taxes: Y17.8bn (+14% QoQ; +9% YoY)

Business revenue

- Net revenue: Y38bn (+14% QoQ; +32% YoY)
  - Asset management business remains strong: The Investment Trust business saw inflows into wide range of products including Japan-related ETFs and private asset funds on the back of favorable market conditions and higher appetite for investment; Investment Advisory business reported ongoing inflows from international clients
  - Nomura Babcock & Brown reported stronger revenues QoQ from an increase in sales of aircraft leases

Investment gain/loss

- Net revenue: Y5.6bn (-1% QoQ; -39% YoY)
  - ACI-related valuation gain/loss and unrealized gain/loss on Nomura Capital Partners portfolio companies roughly flat QoQ

1. *Includes revenues from asset management business (excl. ACI-related gain/loss), Nomura Babcock & Brown aircraft leasing-related revenues and general partner management fees gained from private equity and other investment businesses, but excludes investment gains/losses.*
2. *Comprised of returns from investments (changes in fair valuation, funding costs, management fees, dividends, etc.) including ACI-related gain/loss, private equity/credit and other investment businesses gain/loss, and Mebuki Financial Group investment gain/loss.*

9

# Investment Management: AuM growth, private asset momentum

NOMURA

## Assets under management (net)[1]



(trillions of yen)
Investment advisory and international businesses, etc.
Investment trust business
100.0
80.0
60.0
40.0
20.0
0.0
67.3
18.3
49.0
76.1
21.1
55.0
76.5
21.4
55.1
78.5
22.2
56.4
89.0
24.4
64.6
FY2022/23
FY2023/24
Mar
Jun
Sep
Dec
Mar

**Assets under management at record high of Y89trn, trending above FY2024/25 KPI target of Y75.8trn**

- **Investment trust business**
  - Net inflows: ETFs Y300bn; MRFs, etc. Y260bn; Investment trusts (excl. ETFs, MRFs, etc.) Y230bn
  - ETFs: Inflows primarily into Japanese bonds and stocks
  - Investment trusts (excl. ETFs, MRFs, etc.): Contributions from newly launched private asset funds and inflows into global stock and balanced funds
- **Investment advisory and international businesses**
  - In Japan we saw inflows into Japanese bonds while Japanese stocks booked outflows due to market rally
  - International reported ongoing inflows into US high yield funds and India stock funds

## Net inflows[2]



(billions of yen)
Investment advisory and international businesses, etc.
Investment trust business
2,000
1,500
1,000
500
0
-500
-1,000
-358
-134
-492
1,713
1,064
649
593
118
475
385
326
-60
1,128
347
780
FY2022/23
FY2023/24
4Q
1Q
2Q
3Q
4Q

## Steady growth in alternative AuM[3]



(billions of yen)
2,000
1,500
1,000
500
0
1,263
1,544
1,682
1,648
1,861
FY2022/23
FY2023/24
Mar
Jun
Sep
Dec
Mar

*1. Net after deducting duplications from assets under management (gross) of Nomura Asset Management, Nomura Corporate Research and Asset Management, and Wealth Square, as well as third party investments related to assets under management of asset management companies under Investment Management Division. 2. Based on assets under management (net). 3. Total of Nomura Asset Management alternative AuM and third party investments related to assets under management of asset management companies under Investment Management Division.*

10

NOMURA

# Wholesale

## Net revenue and income (loss) before income taxes[1]

| (billions of yen) | Full year | | Quarter | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | FY22/23 | FY23/24 | FY22/23 | FY2023/24 | | | | QoQ | YoY |
| | | | 4Q | 1Q | 2Q | 3Q | 4Q | | |
| Net revenue | 772.4 | **866.1** | 178.8 | 190.9 | 204.1 | 217.0 | **254.2** | 17% | 42% |
| Non-interest expenses | 743.0 | **812.2** | 193.1 | 188.7 | 195.8 | 194.0 | **233.6** | 20% | 21% |
| Income (loss) before income taxes | 29.4 | **53.9** | -14.2 | 2.1 | 8.3 | 23.0 | **20.6** | -10% | - |
| *CIR* | *96%* | ***94%*** | *108%* | *99%* | *96%* | *89%* | ***92%*** | | |
| *Revenue/modified RWA*[2] | *6.5%* | ***6.8%*** | *5.8%* | *6.2%* | *6.4%* | *6.7%* | ***7.9%*** | | |

## Key points

**Full Year**
- Net Revenue: Y866.1bn (+12% YoY); Income before income taxes: Y53.9bn (+84% YoY)
  - Global Markets net revenue grew 8% YoY as Spread Products and Equity Products improved
  - Investment Banking net revenue increased 37% YoY as revenues grew across all main products, notably in Japan-related ECM and Advisory

**Fourth quarter**
- Net revenue: Y254.2bn (+17% QoQ; +42% YoY)
  - Global Markets net revenue increased QoQ in all regions driven by higher revenues in Rates and Securitized Products in the Americas and EMEA and in Equity Products in Japan and AEJ
  - Investment Banking net revenue grew further from strong prior quarter
- Income before income taxes: Y20.6bn (-10% QOQ)
  - Expenses increased due to higher variable costs in line with performance, a loss provision arising from settlement failures with a broker counterparty (approx. Y14bn), and year-end factors

## Net revenue by business line


(billions of yen)
Investment Banking
Global Markets
900.0
600.0
300.0
0.0
300
200
100
0

| | Full year | | Quarter | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | FY22/23 | FY23/24 | FY22/23 | FY2023/24 | | | | QoQ | YoY |
| | | | 4Q | 1Q | 2Q | 3Q | 4Q | | |
| Global Markets | 656.3 | **707.1** | 149.3 | 160.4 | 170.7 | 171.6 | **204.4** | 19% | 37% |
| Investment Banking | 116.1 | **159.0** | 29.6 | 30.5 | 33.4 | 45.4 | **49.8** | 10% | 68% |
| Net Revenue | 772.4 | **866.1** | 178.8 | 190.9 | 204.1 | 217.0 | **254.2** | 17% | 42% |

## Net revenue by region


(billions of yen)
250.0
200.0
150.0
100.0
50.0
0.0
Americas
EMEA
AEJ
Japan
57.7
27.9
32.4
60.9
64.2
30.3
27.2
69.2
69.2
34.1
34.5
66.2
82.1
34.4
37.9
62.6
98.4
40.7
44.2
71.0
FY2022/23
FY2023/24
4Q
1Q
2Q
3Q
4Q

1. *As the recoverable amount for part of the claim related to the loss arising from transactions with a US client can now be reasonably estimated, gains of Y11.1bn (Y9.1bn trading revenue, Y1.9bn loan-loss provision reversal) were booked in FY2022/23 3Q.*
2. *Wholesale net revenue (annualized) divided by modified risk-weighted assets (daily average for the accounting period) used by Wholesale. Modified risk-weighted assets (daily average for the accounting period) is a non-GAAP financial measure and is the total of (i) risk-weighted assets (as calculated and presented under Basel III) and (ii) an adjustment equal to the regulatory adjustment to common equity tier 1 capital calculated and presented under Basel III divided by our internal minimum capital ratio target.*

11

Wholesale: Global Markets

## Net revenue

(billions of yen)



800.0
600.0
400.0
200.0
0.0
200.0
150.0
100.0
50.0
0.0
FI: Others[1]
FI: Macro Products[2]
FI: Spread Products[3]
EQ: Others[4]
EQ: Equity Products[5]
EQ: Execution Services[6]

| | Full year | | Quarter | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | FY22/23 | FY23/24 | FY22/23 | FY2023/24 | | | | QoQ | YoY |
| | | | 4Q | 1Q | 2Q | 3Q | 4Q | | |
| Fixed Income | 402.4 | **420.3** | 87.5 | 97.4 | 96.9 | 103.5 | **122.6** | 18% | 40% |
| Equities | 253.9 | **286.8** | 61.8 | 63.0 | 73.8 | 68.2 | **81.9** | 20% | 32% |
| Global Markets | 656.3 | **707.1** | 149.3 | 160.4 | 170.7 | 171.6 | **204.4** | 19% | 37% |

## Key points

**Full year**

- Net revenue: Y707.1bn (+8% YoY)
  - Fixed Income net revenue increased 4% YoY as solid momentum in Spread Products and International Wealth Management more than offset a slowdown in Macro Products
  - Equities net revenue grew 13% YoY on higher revenues in Equity Products across all regions and stronger revenues in Japan Execution Services due to higher market volumes

**Fourth quarter**

- Net revenue: Y204.4bn (+19% QoQ; +37% YoY)
  - Global Markets net revenue increased across all regions
  - Fixed Income reported improved performance in EMEA and the Americas on uptick in client activity, while Equities booked stronger revenues QoQ driven by Japan and AEJ

Fixed Income

- Net revenue: Y122.6bn (+18% QoQ; +40% YoY)
  - Macro Products: EMEA and Americas Rates business booked stronger revenues as Agency Mortgages performance improved and SSA bonds contributed; AEJ FX/EM and Japan Rates slowed on back of a dip in client activity
  - Spread Products: Securitized Products revenues grew for fifth straight quarter; In Credit, Japan revenues declined as foreign bond investment slowed due to sharp yen depreciation, and AEJ revenues declined as a result of muted China market

Equities

- Net revenue: Y81.9bn (+20% QoQ; +32% YoY)
  - Equity Products: Japan revenues up strongly on unwinding of shareholdings and contribution from CB primary transactions; Revenues were up in EMEA and AEJ
  - Execution Services: Japan revenues remained elevated around similar level to last quarter which included a large offering; International revenues increased

*1.International Wealth Management, businesses run together with Investment Banking, and other revenue not attributed to a particular desk. 2. Rates, FX/EM. 3. Credit, Securitized Products.*
*4. Businesses run together with Investment Banking, includes gain and losses related to transactions with a US client (trading revenue of Y9.1bn was booked in FY2022/23 3Q), Other gains and losses not attributable to individual desk. 5. Cash and derivatives trading and Prime Services. 6. Equities execution business.*

12

# Wholesale: Investment Banking

NOMURA

## Net revenue



(billions of yen)
160.0
120.0
80.0
40.0
0.0
60.0
40.0
20.0
0.0
Financing, Solutions, etc.
Advisory

| Full year | | Quarter | | | | | | |
|---|---|---|---|---|---|---|---|---|
| FY22/23 | FY23/24 | FY22/23 | FY2023/24 | | | | QoQ | YoY |
| | | 4Q | 1Q | 2Q | 3Q | 4Q | | |
| 116.1 | **159.0** | 29.6 | 30.5 | 33.4 | 45.4 | **49.8** | 10% | 68% |

## Key points

**Full year**

- Net revenue: Y159bn (+37% YoY)
  - Japan and international revenues up despite decline in global fee pools
  - Stronger revenues across main products; Japan business led by ECM, stronger revenues in M&A and DCM, and improved performance in ALF in the Americas

**Fourth quarter**

- Net revenue: Y49.8bn (+10% QoQ; +68% YoY)
  - Highest since FY16/17 when comparisons possible; Japan revenues down QoQ but remained high, while three international regions all up QoQ

Advisory
  - Although revenues slowed from strong prior quarter, we executed multiple cross-border deals

Financing, Solutions, etc.[1]
  - ALF revenues up on contributions from financing related to Japan MBO and refinancing transactions in the Americas
  - Higher revenues from international Solutions transactions and sales of shareholdings

Advisory
Financing

## Business momentum remains strong, executed multiple high-profile transactions

**Full year**

(billions of yen)



Net revenue
159.0
116.1
Int'l
YoY
+31%
Japan
YoY
+44%
FY2022 /23
FY2023 /24

**FY2023/24 4Q key transactions**

- Leveraged domestic and international cooperation on many cross-border/regional deals

| | | |
|---|---|---|
| **KDDI** takeover bid to take Lawson private (Y496.5bn) | **Virbac (France)** acquisition of Sasaeah HD owned by Orix (Y45.6bn) | Coca-Cola's (US) partial sale of **ThaiNamthip (Thailand)** to John Swire & Son (UK) (THB20.7m) |
| Blackstone's (US) **Phoenix Tower International (US)** acquisition of Cellnex Telecom's (Spain) Ireland business (€971m) | **Walsin Technology's (Taiwan)** Kamaya Electric takeover bid to fully own Soshin Electric (Y4.1bn) | **Church & Dwight (US)** takeover bid to take Graphico private (Y3.8bn) |

- Close relations with clients led to multiple new/repeat transactions

| | | |
|---|---|---|
| **Daiwa House** Euro-Yen CB (Y200bn) | **NIPPON EXPRESS Holdings** PO (Y35.6bn) | **GlobalWafers (Taiwan)** Exchangeable bonds (€317m) |
| **Softbank Group** Retail bonds (Y550bn) | **KfW (Germany)** USD Green bonds ($2.0bn) | **IBRD (US)** EUR Sustainable development bonds (€3.0bn) |
| **UKG (US)** (Hellman & Friedman) Refinance ($6.3bn) | **Applied Systems (US)** (Hellman & Friedman) Refinance ($3.1bn) | **Gojo & Company, Elephantech** Solicitation and sale of unlisted stocks using J-Ships |

1. *ECM, DCM, ALF, businesses run together with Global Markets, and other revenue not attributed to a particular product.*

13

NOMURA

# Non-interest expenses

## Full year | Fourth quarter


(billions of yen)
1,500
1,000
500
0
1,186.1
1,288.2
(billions of yen)
400
200
0
302.2
302.6
311.0
321.5
353.0
Other
Business development expenses
Occupancy and related depreciation
Information processing and communications
Commissions and floor brokerage
Compensation and benefits

| | FY2022/23 | FY2023/24 | FY22/23 4Q | FY2023/24 1Q | FY2023/24 2Q | FY2023/24 3Q | FY2023/24 4Q | QoQ |
|---|---|---|---|---|---|---|---|---|
| Compensation and benefits | 605.8 | **673.5** | 155.6 | 158.7 | 167.1 | 170.6 | **177.1** | **3.8%** |
| Commissions and floor brokerage | 119.2 | **137.3** | 30.3 | 31.4 | 34.3 | 34.3 | **37.3** | **8.7%** |
| Information processing and communications | 209.5 | **217.1** | 53.7 | 52.8 | 53.6 | 54.3 | **56.3** | **3.7%** |
| Occupancy and related depreciation | 66.9 | **68.7** | 16.7 | 16.6 | 17.5 | 16.8 | **17.8** | **6.0%** |
| Business development expenses | 22.6 | **24.2** | 6.3 | 6.1 | 5.4 | 6.2 | **6.5** | **6.2%** |
| Other | 162.0 | **167.2** | 39.8 | 37.0 | 33.1 | 39.3 | **57.9** | **47.5%** |
| Total | 1,186.1 | **1,288.2** | 302.2 | 302.6 | 311.0 | 321.5 | **353.0** | **9.8%** |

## Key points

**Full year**

- Non-interest expenses: Y1,288.2bn (+9% YoY)
  - Compensation and benefits (+11% YoY)
    - ✓ Increase mainly due to yen depreciation, bonus provisions in line with performance, and higher fixed costs due to inflation
  - Commissions and floor brokerage (+15% YoY)
    - ✓ Increase due to yen depreciation and higher trading volumes

**Fourth quarter**

- Non-interest expenses: Y353bn (+10% QoQ)
  - Compensation and benefits (+4% QoQ)
    - ✓ Bonus provisions declined QoQ, but we booked higher deferred compensation due to a rise in our share price
  - Commissions and floor brokerage (+9% QoQ)
    - ✓ Increased due to higher trading volumes
  - Other expenses (+48% QoQ)
    - ✓ Increase in third-party fees
    - ✓ Loss provision arising from settlement failures with a broker counterparty (approx. Y14bn)

14

# Robust financial position

## Balance sheet related indicators and capital ratios

| | Mar 2023 | Dec 2023 | Mar 2024 |
|---|---|---|---|
| ■ Total assets | Y47.8trn | Y54.8trn | Y55.1trn |
| ■ Shareholders' equity | Y3.1trn | Y3.3trn | Y3.4trn |
| ■ Gross leverage | 15.2x | 16.7x | 16.5x |
| Net leverage[1] | 9.4x | 10.5x | 10.2x |
| ■ Level 3 assets[2] (net) | Y0.9trn | Y1.0trn | Y1.0trn |
| ■ Liquidity portfolio | Y7.6trn | Y8.5trn | Y8.4trn |

(billions of yen)

| Basel 3 basis | Mar 2023 | Dec 2023[3] | Mar 2024[2] |
|---|---|---|---|
| Tier 1 capital | 3,204 | 3,372 | 3,465 |
| Tier 2 capital | 0.4 | 0.4 | 0.4 |
| Total capital | 3,204 | 3,372 | 3,465 |
| RWA | 17,324 | 18,345 | 19,025 |
| Tier 1 capital ratio | 18.4% | 18.3% | 18.2% |
| CET 1 capital ratio[4] | 16.3% | 16.3% | 16.2% |
| Consolidated capital adequacy ratio | 18.4% | 18.3% | 18.2% |
| Consolidated leverage ratio[5] | 5.63% | 5.28% | 5.24% |
| HQLA[6] | Y6.5trn | Y6.4trn | Y6.5trn |
| LCR[6] | 203.8% | 191.5% | 202.7% |
| TLAC ratio (RWA basis) | 31.7% | 32.8% | 32.9% |
| TLAC ratio (Total exposure basis) | 10.6% | 10.3% | 10.4% |

## RWA and CET 1 capital ratio[4]



(trillions of yen)
RWA (Basel 3) (lhs)
CET 1 capital ratio (Basel 3) (rhs)
20.0
15.0
10.0
5.0
0.0
16.3%
16.6%
16.5%
16.3%
16.2%
20.0%
15.0%
10.0%
5.0%
0.0%
FY2022/23
FY2023/24
Mar
Jun
Sep
Dec
Mar

## Changes in RWA[2]



(trillions of yen)
20.00
15.00
10.00
5.00
0.00
18.34
2.62
6.64
9.08
0.74
Credit risk
-0.27
Market risk
0.21
Operational risk
19.03
2.83
Operational risk
6.38
Market risk
9.82
Credit risk
Dec 2023
Mar 2024

*1. Net leverage: Total assets minus securities purchased under agreements to resell and securities borrowed, divided by Nomura Holdings shareholders' equity. 2. Mar 2024 is preliminary.*
*3. Risk assets are currently under review and may be adjusted in future. 4. CET 1 capital ratio is defined as Tier 1 capital minus Additional Tier 1 capital divided by risk-weighted assets.*
*5. Tier 1 capital divided by exposure (sum of on-balance sheet exposures and off-balance sheet items). 6. Daily average for each quarter.*

15

Financial Supplement

Consolidated balance sheet Consolidated balance sheet (billions of yen) Mar 31, Mar 31, Increase Mar 31, Mar 31, Increase 2023 2024 (Decrease) 2023 2024 (Decrease) Assets Liabilities Total cash and cash deposits 4,521 5,155 634 Short-term borrowings 1,009 1,055 46 Total payables and deposits 5,297 6,490 1,193 Total loans and receivables 5,207 6,834 1,627 Total collateralized financing 16,109 19,397 3,288 Trading liabilities 10,558 10,891 333 Total collateralized agreements 18,117 20,995 2,877 Other liabilities 1,176 1,415 239 Long-term borrowings 10,399 12,452 2,053 Total trading assets and private 1 17,609 19,657 2,047 Total liabilities 44,548 51,699 7,151 equity and debt investments Total other assets1 2,317 2,507 190 Equity Total NHI shareholders’ equity 3,149 3,350 202 Noncontrolling interest 76 98 23 Total assets 47,772 55,147 7,375 Total liabilities and equity 47,772 55,147 7,375 1. Including securities pledged as collateral.

Value at risk Definition From April 1, 2023, to March 31, 2024 (billions of yen)- 95% confidence level- Maximum: 6.8- 1-day time horizon for outstanding portfolio- Minimum: 4.3- Inter-product price fluctuations considered- Average: 5.6 (billions of yen) FY2022/23 FY2023/24 FY2022/23 FY2023/24 Mar Mar Mar Jun Sep Dec Mar Equity 3.3 3.3 3.3 3.2 3.0 3.6 3.3 Interest rate 4.7 2.6 4.7 4.6 3.5 2.8 2.6 Foreign exchange 1.4 2.1 1.4 2.3 1.7 2.3 2.1 Sub-total 9.4 8.0 9.4 10.1 8.2 8.7 8.0 Diversification benefit -3.2 -2.5 -3.2 -3.9 -2.7 -2.9 -2.5 VaR 6.2 5.5 6.2 6.2 5.5 5.8 5.5

Consolidated financial highlights Full year Quarter (billions of yen) (billions of yen) 200 8% 200 8% 165.9 Net income (loss) attributable to 150 6% 150 6% 5.1% 5.1% Nomura Holdings, Inc. (“NHI”) 4.5% shareholders 92.8 3.6% 100 4% 100 4% 3.1% 2.9% 3.1% ROE(%) 56.8 50.5 50 2% 50 2% 35.2 23.3 7.4 0 0% 0 0% FY2022/23 FY2023/24 FY2022/23 FY2023/24 4Q 1Q 2Q 3Q 4Q Net revenue 1,335.6 1,562.0 324.9 348.9 367.8 400.2 445.1 Income (loss) before income taxes 149.5 273.9 22.7 46.3 56.7 78.7 92.1 Net income (loss) attributable to Nomura 92.8 165.9 7.4 23.3 35.2 50.5 56.8 Holdings, Inc. (“NHI”) shareholders Total NHI shareholders’ equity 3,148.6 3,350.2 3,148.6 3,265.4 3,291.4 3,279.5 3,350.2 ROE (%)1 3.1% 5.1% 3.1% 2.9% 3.6% 4.5% 5.1% Basic-Net income (loss) attributable to NHI 30.86 54.97 2.46 7.71 11.61 16.77 18.92 shareholders per share (yen) Diluted-Net income ( s) attributable to NHI 10 29.74 52.69 2.34 7.40 11.21 16. 18.02 shareholders per share (yen) Total NHI shareholders’ equity per share (yen) 1,048.24 1,127.72 1,048.24 1,071.38 1,092.03 1,087.95 1,127.72 1. Quarterly ROE is calculated using annualized year-to-date net income.

Consolidated income Full year Quarter (billions of yen) FY2022/23 FY2023/24 FY2022/23 FY2023/24 4Q 1Q 2Q 3Q 4Q Revenue Commissions 279.9 364.1 63.8 82.8 88.9 85.7 106.7 Fees from investment banking 113.2 173.3 28.0 31.1 38.6 55.2 48.3 Asset management and portfolio service fees 271.7 310.2 67.4 71.8 76.7 77.5 84.2 Net gain on trading 563.3 491.6 118.3 115.6 116.6 125.1 134.4 Gain (loss) on private equity and debt investments 14.5 11.9 5.3 6.9 1.1 1.9 2.0 Interest and dividends 1,114.7 2,620.9 435.5 549.7 658.5 686.3 726.4 Gain (loss) on investments in equity securities -1.4 9.6 1.2 4.8 2.8 -3.4 5.4 Other 130.9 175.8 51.4 30.8 29.5 52.1 63.4 Total revenue 2,486.7 4,157.3 770.7 893.4 1,012.7 1,080.5 1,170.8 Interest expense 1,151.1 2,595.3 445.7 544.4 644.9 680.3 725.7 Net revenue 1,335.6 1,562.0 324.9 348.9 367.8 400.2 445.1 Non-interest expenses 1,186.1 1,288.2 302.2 302.6 311.0 321.5 353.0 Income (loss) before income taxes 149.5 273.9 22.7 46.3 56.7 78.7 92.1 Net income (loss) attributable to NHI shareholders 92.8 165.9 7.4 23.3 35.2 50.5 56.8

Main revenue items Full year Quarter (billions of yen) FY2022/23 FY2023/24 FY2022/23 FY2023/24 4Q 1Q 2Q 3Q 4Q Stock brokerage commissions 190.8 242.7 41.3 55.2 58.3 56.4 72.7 Other brokerage commissions 17.9 15.6 4.0 4.0 4.0 3.9 3.8 Commissions Commissions for distribution of investment trusts 0 13.1 30.3 56.2 8.0 13.4 14. 15.7 Other 41.0 49.5 10.4 10.1 12.6 12.3 14.5 Total 279.9 364.1 63.8 82.8 88.9 85.7 106.7 Equity underwriting and distribution 18.9 45.5 5.4 4.5 13.1 17.9 9.9 Fees from Bond underwriting and distribution 21.1 27.5 5.4 5.3 5.2 7.9 9.0 investment banking M&A / Financial advisory fees 53.9 61.6 11.3 13.6 10.0 21.0 17.0 Other 19.3 38.8 5.7 7.6 10.3 8.4 12.4 Total 113.2 173.3 28.0 31.1 38.6 55.2 48.3 Asset management Asset management fees 171.3 193.5 42.6 45.2 47.6 48.1 52.5 and portfolio service Administration fees 76.2 88.2 18.6 20.0 22.0 22.2 23.9 fees Custodial fees 24.2 28.5 6.2 6.6 7.0 7.2 7.7 Total 271.7 310.2 67.4 71.8 76.7 77.5 84.2

# Consolidated results: Income (loss) before income taxes by segment and region

NOMURA

## Adjustment of consolidated results and segment results: Income (loss) before income taxes

| (billions of yen) | Full year FY2022/23 | Full year FY2023/24 | Quarter FY2022/23 4Q | Quarter FY2023/24 1Q | FY2023/24 2Q | FY2023/24 3Q | FY2023/24 4Q |
|---|---|---|---|---|---|---|---|
| Retail | 33.5 | **122.7** | 9.8 | 22.9 | 29.0 | 31.9 | **38.8** |
| Investment Management | 43.5 | **60.2** | 16.4 | 3.6 | 23.2 | 15.6 | **17.8** |
| Wholesale | 29.4 | **53.9** | -14.2 | 2.1 | 8.3 | 23.0 | **20.6** |
| Three business segments total | 106.4 | **236.8** | 11.9 | 28.7 | 60.5 | 70.5 | **77.1** |
| Other | 73.4 | **47.4** | 15.7 | 21.9 | -6.5 | 21.2 | **10.8** |
| Segments total | 179.7 | **284.2** | 27.6 | 50.6 | 54.1 | 91.7 | **87.9** |
| Unrealized gain (loss) on investments in equity securities held for operating purposes | -30.3 | **-10.3** | -4.9 | -4.3 | 2.7 | -13.0 | **4.2** |
| Income (loss) before income taxes | 149.5 | **273.9** | 22.7 | 46.3 | 56.7 | 78.7 | **92.1** |

## Geographic information: Income (loss) before income taxes[1]

| (billions of yen) | Full year FY2022/23 | Full year FY2023/24 | Quarter FY2022/23 4Q | Quarter FY2023/24 1Q | FY2023/24 2Q | FY2023/24 3Q | FY2023/24 4Q |
|---|---|---|---|---|---|---|---|
| Americas | -51.7 | **14.7** | -16.6 | -19.9 | 13.1 | 7.1 | **14.3** |
| Europe | 9.2 | **-33.1** | -3.6 | -5.9 | -9.2 | 0.8 | **-18.8** |
| Asia and Oceania | 31.0 | **23.8** | 8.7 | 1.9 | 2.5 | 10.1 | **9.3** |
| Subtotal | -11.5 | **5.4** | -11.5 | -23.9 | 6.5 | 18.0 | **4.8** |
| Japan | 161.0 | **268.5** | 34.2 | 70.3 | 50.2 | 60.7 | **87.3** |
| Income (loss) before income taxes | 149.5 | **273.9** | 22.7 | 46.3 | 56.7 | 78.7 | **92.1** |

1. *Geographic information is based on U.S. GAAP. (Figures are preliminary for the three months ended March 31, 2024). Nomura's revenues and expenses are allocated based on the country of domicile of the legal entity providing the service. This information is not used for business management purposes.*

22

Segment “Other” Income (loss) before income taxes Full year Quarter (billions of yen) 90 73.4 60 47.4 30 21.9 21.2 15.7 10.8 0 1 2 -63.5 4 5 -30 FY2022/23 FY2023/24 FY2022/23 FY2023/24 4Q 1Q 2Q 3Q 4Q Net gain (loss) related to economic -4.8 2.0 6.3 3.4 -8.9 7.6 0.0 hedging transactions Realized gain (loss) on investments in equity 28.4 21.0 6.2 8.2 0.0 11.8 1.0 securities held for operating purposes Equity in earnings of affiliates 47.7 46.4 12.7 13.7 9.0 8.8 14.9 Corporate items -12.6 -12.0 -7.8 1.9 1.4 -6.5 -8.9 Others 14.7 -10.1 -1.8 -5.3 -8.0 -0.5 3.8 Income (loss) before income taxes 73.4 47.4 15.7 21.9 -6.5 21.2 10.8

# Retail related data (1)

NOMURA

(billions of yen)

| | Full year | | Quarter | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | FY2022/23 | FY2023/24 | FY2022/23 | FY2023/24 | | | | QoQ | YoY |
| | | | 4Q | 1Q | 2Q | 3Q | 4Q | | |
| Commissions | 112.5 | **173.5** | 29.1 | 41.3 | 41.9 | 41.1 | **49.1** | **19.4%** | **68.7%** |
| Of which, stock brokerage commission | 50.9 | **80.2** | 13.4 | 19.1 | 18.8 | 17.2 | **25.1** | **46.5%** | **86.9%** |
| Of which, commissions for distribution of investment trusts | 30.2 | **54.9** | 8.0 | 13.4 | 13.5 | 13.1 | **15.0** | **14.5%** | **87.1%** |
| Sales credit | 44.2 | **55.9** | 10.6 | 12.8 | 14.9 | 14.3 | **14.0** | **-1.8%** | **32.1%** |
| Fees from investment banking and other | 16.2 | **23.1** | 4.2 | 3.8 | 5.1 | 9.1 | **5.1** | **-44.3%** | **19.7%** |
| Investment trust administration fees and other | 108.1 | **124.4** | 26.6 | 28.4 | 31.0 | 31.2 | **33.9** | **8.4%** | **27.4%** |
| Net interest revenue | 19.3 | **25.5** | 4.8 | 5.8 | 6.1 | 6.9 | **6.7** | **-2.8%** | **40.1%** |
| Net revenue | 300.2 | **402.4** | 75.3 | 92.1 | 98.9 | 102.6 | **108.8** | **6.0%** | **44.4%** |
| Non-interest expenses | 266.7 | **279.7** | 65.5 | 69.1 | 69.9 | 70.7 | **70.0** | **-1.0%** | **6.9%** |
| Income before income taxes | 33.5 | **122.7** | 9.8 | 22.9 | 29.0 | 31.9 | **38.8** | **21.4%** | **294.2%** |
| Domestic distribution volume of investment trusts[1] | 2,111.0 | **3,271.8** | 478.0 | 726.7 | 820.5 | 757.6 | **966.9** | **27.6%** | **102.3%** |
| Stock investment trusts | 1,560.3 | **2,525.9** | 396.2 | 607.9 | 626.6 | 627.3 | **664.0** | **5.9%** | **67.6%** |
| Foreign investment trusts | 550.7 | **745.9** | 81.8 | 118.8 | 193.9 | 130.3 | **302.9** | **132.4%** | **270.4%** |
| Other | | | | | | | | | |
| Sales of JGBs for individual investors (transaction base) | 526.2 | **398.9** | 153.4 | 103.1 | 99.6 | 127.7 | **68.5** | **-46.4%** | **-55.3%** |
| Retail foreign currency bond sales | 949.6 | **1,164.3** | 269.7 | 234.1 | 381.9 | 271.1 | **277.3** | **2.3%** | **2.8%** |

1. *Including former Net & Call.*

24

Retail related data (2) Retail client assets (trillions of yen) 160 153.5 153.5 Other 140 133.3 134.4 135.9 Foreign investment 120 122.2 122.2 trusts Bond investment 100 trusts Stock investment 80 trusts 60 Domestic bonds Foreign currency 40 bonds 20 Equities 0 FY2022/23 FY2023/24 FY2022/23 FY2023/24 Mar Mar Mar Jun Sep Dec Mar Equities 78.0 102.5 78.0 86.6 87.7 87.9 102.5 Foreign currency bonds 5.3 6.4 5.3 5.7 5.8 6.0 6.4 Domestic bonds1 13.2 13.7 13.2 13.3 13.3 13.5 13.7 Stock investment trusts 10.2 13.3 10.2 11.3 11.2 11.9 13.3 Bond investment trusts 6.8 7.3 6.8 7.2 7.1 7.1 7.3 Foreign investment trusts 1.2 1.8 1.2 1.4 1.5 1.5 1.8 Other2 7.5 8.6 7.5 7.8 7.8 8.0 8.6 Total 122.2 153.5 122.2 133.3 134.4 135.9 153.5 1. Including CBs and warrants. 2.    Including annuity insurance.

Retail related data (3) Net inflows of cash and securities1 (billions of yen) Full year Quarter Corporates Individuals Corporates Individuals 1,400 1,400 1,200 1,200 1,000 1,000 800 800 600 600 400 400 200 200 0 0 -200 -200 -400 -400 -600 -600 -800 -800 FY2022/23 FY2023/24 FY2022/23 FY2023/24 4Q 1Q 2Q 3Q 4Q Corporates2 282 548 27 108 331 756 -647 Individuals3 438 725 173 244 26 464 -8 Total 720 1273 200 352 357 1,220 -656 Inflows of cash and securities4 4,057 4,801 1,064 1,033 1,169 1,303 1,297 1. Cash and securities inflows minus outflows, excluding regional financial institutions. 2. Incudes Corporate section (excluding regional financial institutions) and Japan Wealth Management Group. 3. Includes Retail channels, Net & Call, intermediary, salaried employee business, and Hotto Direct. Figures for FY2023/24 1Q have been revised following a change in definition in FY2023/24 3Q. 4. Retail channels only.

Retail related data (4) Number of accounts (thousands) FY2022/23 FY2023/24 FY2022/23 FY2023/24 Mar Mar Mar Jun Sep Dec Mar Accounts with balance 5,353 5,496 5,353 5,395 5,396 5,448 5,496 Equity holding accounts 2,993 2,972 2,993 2,976 2,962 2,964 2,972 NISA accounts opened (accumulated)1 1,632 1,780 1,632 1,681 1,699 1,758 1,780 Online service accounts 5,208 5,582 5,208 5,297 5,377 5,476 5,582 New Individual accounts / IT share2 Full year Quarter (thousands) FY2022/23 FY2023/24 FY2022/23 FY2023/24 4Q 1Q 2Q 3Q 4Q New individual accounts 199 334 55 60 88 87 99 IT share2 No. of orders 85% 84% 85% 84% 84% 83% 84% Transaction value 59% 59% 59% 58% 58% 59% 59% 1. Including Junior NISA. 2. Ratio of cash stocks traded via online service.

Investment Management related data (1)Full year Quarter FY2022/23 FY2023/24 (billions of yen) FY2022/23 FY2023/24 QoQ YoY 4Q 1Q 2Q 3Q 4Q Business revenue 120.7 137.2 28.7 32.5 33.4 33.3 38.0 14.0% 32.2% Investment gain/loss 7.9 16.9 9.1 -6.0 11.7 5.6 5.6 -0.9% -38.7% Net revenue 128.6 154.1 37.8 26.5 45.1 38.9 43.6 11.8% 15.1% Non-interest expenses 85.1 93.9 21.5 22.9 21.9 23.3 25.8 10.5% 20.1% Income (loss) before income taxes 43.5 60.2 16.4 3.6 23.2 15.6 17.8 13.9% 8.6% Assets under management by company (trillions of yen) FY2022/23 FY2023/24 FY2022/23 FY2023/24 Mar Mar Mar Jun Sep Dec Mar Nomura Asset Management 69.1 91.0 69.1 78.0 78.3 80.4 91.0 Nomura Corporate Research and Asset Management, etc. 3.9 5.6 3.9 4.7 4.9 5.0 5.6 Assets under management (gross)1 73.0 96.6 73.0 82.7 83.2 85.5 96.6 Group company overlap 5.7 7.6 5.7 6.6 6.7 7.0 7.6 Assets under management (net)2 67.3 89.0 67.3 76.1 76.5 78.5 89.0 1. Total of assets under management (gross) of Nomura Asset Management, Nomura Corporate Research and Asset Management, and Wealth Square, as well as third party investments related to assets under management of asset management companies under Investment Management Division. 2. Net after deducting duplications from assets under management (gross).

Investment Management related data (2) Asset inflows/outflows by business1 Full year Quarter FY2022/23 FY2023/24 (billions of yen) FY2022/23 FY2023/24 4Q 1Q 2Q 3Q 4Q Investment trusts business 156 1,845 -358 649 475 -60 780 of which ETFs -250 473 -221 42 266 -131 296 Investment advisory and -916 1,915 -134 1,064 118 385 347 international businesses Total net asset inflow -760 3,760 -492 1,713 593 326 1,128 Domestic public investment trust market and Nomura Asset Management market share2 (trillions of yen) FY2022/23 FY2023/24 FY2022/23 FY2023/24 Mar Mar Mar Jun Sep Dec Mar Domestic public investment trusts Market 166.2 227.0 166.2 187.5 189.1 196.9 227.0 Nomura Asset Management share (%) 27% 26% 27% 27% 27% 26% 26% Domestic public stock investment trusts Market 152.2 211.0 152.2 171.7 173.4 181.3 211.0 Nomura Asset Management share (%) 25% 25% 25% 25% 25% 25% 25% Domestic public bond investment trusts Market 13.9 16.0 13.9 15.8 15.7 15.6 16.0 Nomura Asset Management share (%) 44% 44% 44% 43% 43% 44% 44% ETF Market 63.3 89.6 63.3 72.8 73.1 74.9 89.6 Nomura Asset Management share (%) 44% 43% 44% 44% 43% 43% 43% 1. Based on assets under management (net). 2.    Source Investment Trusts Association, Japan.

Wholesale related data Full year Quarter (billions of yen) FY2022/23 FY2023/24 FY2022/23 FY2023/24 QoQ YoY 4Q 1Q 2Q 3Q 4Q Net revenue 772.4 866.1 178.8 190.9 204.1 217.0 254.2 17.2% 42.1% Non-interest expenses 743.0 812.2 193.1 188.7 195.8 194.0 233.6 20.4% 21.0% Income (loss) before income taxes 29.4 53.9 -14.2 2.1 8.3 23.0 20.6 -10.4%— Breakdown of Wholesale revenues Full year Quarter (billions of yen) FY2022/23 FY2023/24 FY2022/23 FY2023/24 QoQ YoY 4Q 1Q 2Q 3Q 4Q Fixed Income 402.4 420.3 87.5 97.4 96.9 103.5 122.6 18.5% 40.1% Equities 253.9 286.8 61.8 63.0 73.8 68.2 81.9 20.1% 32.5% Global Markets 656.3 707.1 149.3 160.4 170.7 171.6 204.4 19.1% 37.0% Investment Banking 116.1 159.0 29.6 30.5 33.4 45.4 49.8 9.7% 68.4% Net revenue 772.4 866.1 178.8 190.9 204.1 217.0 254.2 17.2% 42.1%

Number of employees FY2022/23 FY2023/24 FY2022/23 FY2023/24 Mar Mar Mar Jun Sep Dec Mar Japan 15,131 14,872 15,131 15,382 15,158 14,996 14,872 Europe 2,937 3,053 2,937 2,971 2,993 3,015 3,053 Americas 2,387 2,440 2,387 2,426 2,486 2,458 2,440 Asia and Oceania1 6,320 6,488 6,320 6,465 6,492 6,449 6,488 Total 26,775 26,853 26,775 27,244 27,129 26,918 26,853 1. Includes Powai office in India.

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